SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of June, 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On July 14, 2004, Internacional de Ceramica, S.A. de C.V. ("The Company") released the Second Quarter of 2004 Quarterly Report. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                         Jesus A. Olivas

Jesus A. Olivas

Chief Financial Officer

Date: August 30th, 2004.

EXHIBIT A

Second Quarter 2004 Quarterly Report

INTERCERAMIC

QUARTERLY REPORT

April-June 2004

(NYSE: ICM)

INTERCERAMIC SECOND QUARTER 2004 RESULTS

The second quarter of 2004 saw Interceramic posting significant improvements over second quarter results in 2003, and marking gains over a lackluster first quarter of the year as well. Record quarterly sales of US $84.8 million topped sales of US $72.2 million in the same quarter of 2003 by 17.5 percent. Larger sales volume and a better mix of products sold, pushed our gross income for the quarter up by 23.3 percent over last year. For the first six months of the year, consolidated sales are up by 10.3 percent to US $161.3 million compared to US $146.3 million in the first semester of 2003. We also moved much more product during the second quarter of 2004 than we had in the same period of 2003, increasing by 15.0 percent. In a particularly welcome development, growth in both sales and product volume occurred in each of our major markets of Mexico and the United States.

In Mexico, our sales for the second quarter jumped by 22.3 percent from the second quarter of 2003 to US $46.3 million from the US $37.9 million posted last year. The amount of product sold by the Company in Mexico during the second quarter of 2004 increased by 18.3 percent over the second quarter of 2003. For the first six months of 2004, sales in Mexico are up 10.6 percent over the first half of 2003, to US $88.3 million from US $79.9 million in 2003, while over the same comparative periods, product volume in Mexico is up by 11.4 from last year.

In the International markets, we hit a record level of sales, and at US $38.4 million for the second quarter of 2004 we bettered sales for the same period of 2003 by 12.2 percent. The amount of product sold in the International markets increased as well, up by 9.9 percent over last year. For the six months, International sales of US $73.0 million are 9.9 percent higher than in the first six months of 2003, and the amount of product sold over the first six months of 2004 in the International markets grew by 7.1 percent over the first semester of 2003.

While our operating expenses have been increasing over past periods in anticipation of substantially improved sales growth, in the second quarter of 2004 Interceramic attained a level of sales that kept well ahead of the ramped up expenditures. As a result, our operating income for the second quarter of 2004 increased by 41.3 percent over the second quarter of 2003, hitting US $6.6 million compared to US $4.7 million in the second quarter last year. We also recorded our highest EBITDA since the second quarter of 2002, and at US $11.1 million it is a 28.5 percent improvement over EBITDA of US $8.6 million in the second quarter last year.

Looking at the first six-months of 2004, operating income of US $11.0 million is less than two percent behind operating income of US $11.1 million recorded in the first six months of 2003. At US $19.7 million, EBITDA for the first half of 2004 is 4.9 percent higher than our EBITDA of US $18.8 million in the first six months last year.

In June, we opened our newest "Interceramic Tile and Stone Gallery" store in San Diego, California, the latest effort in our strategy of covering the immense Southern California market with high-margin generating company-owned stores. In Mexico, the second quarter of the year was the first full quarter of consolidated results from our newly-acquired franchise distributors in the Chihuahua and Monterrey markets, which bring considerable sales and margin to our Mexican operations as well. Construction of our new tile plant in Chihuahua is proceeding, and we intend on devoting our efforts over the remainder of the year to capitalizing on the improvements and gains we have made over the past few months to our benefit in forthcoming quarters.

We thank our shareholders and customers for their continued support, and we look forward to our remaining challenges and a strong finish for the year.

Oscar E. Almeida

Chairman of the Board

Víctor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

INTERCERAMIC

QUARTERLY REPORT

April-May 2004

(NYSE: ICM)

Consolidated Sales

(Millions of Nominal Dollars)

                                                               +17%                                                                                         +10%

                                            72.2                  84.8                                                                    146.3              161.3

          Apr-Jun '03    Apr-Jun '04                                                        Apr-Jun '03    Apr-Jun '04

Operating Income

(Millions of Nominal Dollars

and as a percentage of sales)

                                                            +41%                                                                                           -1%

      4.7                     6.6                                                                         11.1                11.0

Apr-Jun '03    Apr-Jun '04                                                            Apr-Jun '03    Apr-Jun '04

EBITDA

(Millions of Nominal Dollars

and as a percentage of sales)

                                                                +29%                                                                                         +5%

                        8.6                    11.1                                                               18.8                    19.7

Apr-Jun '03    Apr-Jun '04                                                   Apr-Jun '03    Apr-Jun '04

 Debt Service                                                                                    Debt to Ebita

(Times)                                                                                            (Times)

Last twelve months                                                                             Last twelve months

INTERCERAMIC

QUARTERLY REPORT

April-June 2004

(NYSE: ICM)

                                                                                                                                                                                    Jan.-Mar. '04 Jan.-Mar. '04

RELEVANT FINANCIAL INFORMATION                                                                                                                  vs.                vs.
(Thousands of Nominal US Dollars)                                                                        Apr.-Jun. '04    Jan-Jun '04    Jan.-Mar. '03  Jan.-Mar. '03

Consolidated Sales	84,778	161,338	17.5%	10.3%
Mexico	46,332	88342	22.3%	10.6%
International	38,445	72,997	12.2%	9.9%
Consolidated Sq. Meters sold (Thousands)	7,325	14,292	15.0%	9.8%
Sq. Meters sold (Mexico)	4,583	9,006	18.3%	11.4%
Sq. Meters sold (International)	2,742	5,286	9.9%	7.1%
Sq. Meters produced (Thousands)	6,357	12,306	7.6%	5.1%
EBITDA	11,082	19,677	28.5%	4.9%
EBITDA/Interest expense (LTM)	6.3	6.3	12.7%	12.7%

                                                                                                                                                                                     Apr-Jun '04  Apr-Jun '04

INCOME STATEMENT                                                                                                                                           vs.                 vs.
(Thousands of Nominal US Dollars except per Unit data)                                   Apr-Jun '04        Jan-Jun '04     Apr-Jun '03   Apr-Jun '03

Net Sales	84,778	161,338	17.5%	10.3%
Cost of goods sold	(53,025)	(103,700)	14.3%	10.3%
Gross Income	31,753	57,638	23.3%	10.2%
Operating Expenses	(25,108)	(46,649)	19.2%	13.2%
Operating Income	6,645	10,989	41.3%	(1.2%)
Integral Cost of Financing	(2,441)	(1,270)	(354.7%)	(44.7%)
Interest Expense	(1,487)	(3,160)	(19.7%)	(10.4%)
Interest Income	307	462	98.8%	38.6%
Foreign Exchange Gain (Loss)	(1,844)	(1,384)	(171.9%)	120.9%
Monetary Effect	583	2,812	532.9%	84.8%
Other Items	(446)	(200)	(1076.3%)	(78.4%)
Income Tax and Employee Profit Sharing	(1,357)	(2,446)	(17.0%)	(23.3%)
Deferred Income Tax	(1,201)	(2,509)	(26.1%)	(7.8%)
Minority Income	772	1,349	128.9%	42.2%
Net Majority Income	428	3,215	(79.7%)	210.9%
Weighted Average Number of Units Outstanding (Thousands)	81,332	65,282	64.2%	31.7%
EP UNIT (as traded in the BMV)	0.01	0.05	(87.6%)	136.0%
EP ADR (as traded in the NYSE)	0.03	0.25	(87.6%)	136.0%

BALANCE SHEET                                                                                                                                                                June 2004
(Thousands of Nominal US Dollars)                                                                                              June                                          vs.

                                                                                                                                                                                                 June 2003

Current Assets	144,993	10.3%
Cash Equivalents	11,591	22.2%
Fixed Assets	180,339	10.1%
Other non-current Assets	13,419	16.8%
TOTAL ASSETS	338,752	10.4%
Short-term Bank Debt	42,772	22.9%
Other short-term Liabilities	43,162	(1.2%)
Long-term Bank Debt	55,028	(39.8%)
Deferred Taxes	43,402	25.2%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	184,364	(9.8%)
Majority Shareholders Equity	131,751	60.9%
Minority Interest	22,636	11.0%
TOTAL SHAREHOLDERS' EQUITY	154,388	51.0%

Note: "Unless otherwise indicated, all financial information is in accordance with Generally Accepted Accounting Principles in Mexico, and for purposes of clarity information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month."

INTERCERAMIC

QUARTERLY REPORT

April-June 2004

(NYSE: ICM)

                                                                                                                                                                                   Apr-Jun '04    Jan-Jun '04

RELEVANT FINANCIAL INFORMATION                                                                                                        vs.                   vs.
(Thousands of Pesos as of June 2004)                                                                       Apr-Jun '04    Jan-Jun '04   Apr-Jun '03    Jan-Jun '03

Consolidated Sales	976,597	1,850,845	20.0%	10.2%
Mexico	533,727	1,013,423	25.0%	10.5%
International	442,870	837,421	14.6%	9.9%
Consolidated Sq. Meters sold (Thousands)	7,325	14,292	15.0%	9.8%
Sq. Meters sold (Mexico)	4,583	9,006	18.3%	11.4
Sq. Meters sold (International)	2,742	5,286	9.9%	7.1%
Sq. Meters produced (Thousands)	6,357	12,306	7.6%	5.1%
EBITDA	127,665	225,829	31.2%	4.7%
EBITDA/Interest Expense (LTM)	6.3	6.3	12.7%	12.7%

                                                                                                                                                                                     Apr-Jun '04    Jan-Jun '04

INCOME STATEMENT                                                                                                                                           vs.                  vs.
(Thousands of Pesos as of June 2004 except per Unit data)                                  Apr-Jun '04    Jan-Jun '04       Apr-Jun '03    Jan-Jun '03

Net Sales	976,597	1,850,845	20.0%	10.2%
Cost of goods sold	(610,822)	(1,189,475)	16.8%	10.3%
Gross Income	365,775	661,370	25.9%	10.1%
Operating Expenses	(289,224)	(535,198)	21.8%	13.2%
Operating income	76,552	126,172	44.1%	(1.4%)
Integral Cost of Financing	(28,104)	(14,698)	(372.1%)	(48.5%)
Interest Expense	(17,130)	(36,227)	(18.0%)	(10.4%)
Interest Income	3,538	5,307	103.4%	38.5%
Foreign Exchange Gain (Loss)	(21,227)	(15,938)	(174.6%)	66.4%
Monetary Effect	6,715	32,160	556.3%	82.2%
Other Items	(5,144)	(2,332)	(1068.0%)	(78.6%)
Income Tax and Employee Profit Sharing	(15,630)	(28,065)	(15.2%)	(23.3%)
Deferred Income Tax	(13,834)	(28,771)	(24.4%)	(6.9%)
Minority Income	8,891	15,482	131.6%	41.1%
Net Majority Income	4,950	36,824	(78.9%)	267.3%
Weighted Average Number of Units Outstanding (Thousands)	81,332	65,282	64.2%	31.7%
EP UNIT (as traded in the BMV)	0.06	0.56	(87.1%)	178.8%
EP ADR (as traded in the NYSE)	0.30	2.82	(87.1%)	178.8%

BALANCE SHEET                                                                                                                                                                     June 2004
(Thousands of Pesos as of June 2004)                                                                                       June                                          vs.

                                                                                                                                                                                                       June 2003

Current Assets	1,671,048	11.9%
Cash Equivalents	133,591	24.0%
Fixed Assets	2,078,406	11.7%
Other non-current Assets	154,658	18.5%
TOTAL ASSETS	3,904,112	12.0%
Short-term Bank Debt	492,942	24.6%
Other short-tern Liabilities	497,444.3%
Long-term Bank Debt	634,195	(38.9%)
Deferred Taxes	500,213	27.1%
Other long-term Liabilities	-	-
TOTAL LIABILITIES	2,124,794	(8.5%)
Majority Shareholders Equity	1,518,435	63.3%
Minority Interest	260,884	12.6%
TOTAL SHAREHOLDERS' EQUITY	1,779,319	53.2%

Note: Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from June '03 to June '04 was 8.29% compared to the inflation for the same period of 4.36%.